Nova LifeStyle, Inc.

October 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Nova LifeStyle, Inc.
Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-268939)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Nova LifeStyle, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333- 268939) together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed by the Company on December 22, 2022. In light of the current capital markets condition, the Company is considering other alternatives and has determined not to proceed at this time with the offering and sale of the securities proposed to be covered by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have questions regarding this request, please contact the Company’s legal counsel, Jeffrey Li of FisherBroyles, LLP, at (703) 618-2503.

Kind regards,

Nova LifeStyle, Inc.

By:	/s/ Tawny Lam
Name:	Tawny Lam
Title:	Chief Executive Officer

cc:	Jeffrey Li (FisherBroyles, LLP)